EXECUTION VERSION

EXFO INC.

- and -

PHOTONIC ACQUISITION INC.

SHARE PURCHASE AGREEMENT

FOR THE SHARES OF EXFO PHOTONIC SOLUTIONS INC.

OCTOBER 1, 2010

ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION
1.1             Definitions
1.2             Certain Rules of Interpretation
1.3             Entire Agreement
1.4             Schedules

ARTICLE 2 PURCHASE AND SALE
2.1             Actions by the Vendor and the Purchaser
2.2             Place of Closing

ARTICLE 3 PURCHASE PRICE
3.1             Purchase Price
3.2             Purchase Price Adjustment

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE VENDOR
4.1             Incorporation and Corporate Power
4.2             Subsidiaries
4.3             Residence of the Vendor
4.4             Status of the Vendor and Right to Sell
4.5             Securities Laws
4.6             Capitalization
4.7             Due Authorization
4.8             Enforceability of Obligations
4.9             Compliance with Laws
4.10           Financial Statements
4.11           Undisclosed Liabilities
4.12           Absence of Changes and Unusual Transactions
4.13           Absence of Guarantees
4.14           Title to Certain Assets
4.15           Condition of Certain Assets
4.16           Inventories
4.17           Collectibility of Accounts Receivable
4.18           Intellectual Property
4.19           Owned Real Property
4.20           Leased Real Property
4.21           Environmental Matters
4.22           Employment Matters
4.23           Collective Agreements
4.24           Pension and Other Benefit Plans
4.25           Personal Information
4.26           Insurance
4.27           Contracts
4.28           Litigation
4.29           Tax Matters
4.30           Books and Records

4.31           Corporate Records
4.32           Bank Accounts, etc.
4.33           No Broker
4.34           Licenses and Permits
4.35           Product Liability and Warranty
4.36           Indebtedness
4.37           Customers and Suppliers
4.38           Related Party Transactions

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
5.1             Status of the Purchaser
5.2             Due Authorization
5.3             Enforceability of Obligations
5.4             No Broker

ARTICLE 6 SURVIVAL
6.1             Nature and Survival

ARTICLE 7 PURCHASER'S CONDITIONS PRECEDENT
7.1             Truth and Accuracy of Representations at the Closing Time
7.2             Consents, Authorizations and Registrations
7.3             Performance of Obligations
7.4             No Proceedings
7.5             Encumbrances, Guarantees and Indebtedness
7.6             Directors and Officers of the Corporation
7.7             Closing Deliveries

ARTICLE 8 VENDOR'S CONDITIONS PRECEDENT
8.1             Truth and Accuracy of Representations of the Purchaser at Closing Time
8.2             Directors and Officers of the Corporation
8.3             No Proceedings
8.4             Performance of Obligations

ARTICLE 9 OTHER COVENANTS OF THE PARTIES
9.1             Accounts Receivable
9.2             Microsoft Licenses
9.3             Stock Option Plan
9.4             Notice to Industry Canada
9.5             Cooperation for Taxes
9.6             Warranties Relating to the Products of the Corporation
9.7             Name of the Corporation
9.8             Transfer Taxes

ARTICLE 10 INDEMNIFICATION
10.1           Indemnification by the Vendor
10.2           Indemnification by the Purchaser

10.3           Notice of Claims and Opportunity to Defend
10.4           Tax Status of Indemnification Payments

ARTICLE 11 GENERAL
11.1           Arbitration
11.2           Public Notices
11.3           Expenses
11.4           Notices
11.5           Assignment
11.6           Enurement
11.7           Amendment
11.8           Execution and Delivery

List of Exhibits

Exhibit A – Intellectual Property Purchase Agreement
Exhibit B – Form of Non-Competition and Non-Solicitation Agreement
Exhibit C – Form of Transition Services Agreement
Exhibit D – Working Capital Accounting Principles
Exhibit E – Form of Release

List of Schedules

THIS SHARE PURCHASE AGREEMENT is made as of October 1, 2010

BETWEEN:

EXFO INC. a corporation constituted under the laws of Canada,

(the "Vendor")

and

PHOTONIC ACQUISITION INC., a corporation governed by the laws of the Province of Ontario,

(the "Purchaser")

RECITALS:

A.	The Vendor beneficially owns and controls all of the issued and outstanding shares of EXFO PHOTONIC SOLUTIONS INC., a corporation governed by the laws of the Province of Ontario (the "Corporation").

B.
The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor all of the issued and outstanding shares of the Corporation, on the terms and conditions of this Agreement.

THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

"Accounts Payable and Accrued Liabilities" means amounts owing by the Corporation to any Person as of the Closing Time which are incurred in connection with the purchase of goods or services and the operations of the Corporation, including any amounts owed by the Corporation to the Vendor and/or its Affiliates;

"Accounts Receivable" means, collectively, the (a) Accounts Receivable – Due from Affiliates and (b) Accounts Receivable – Other;

"Accounts Receivable – Due from Affiliates" means accounts receivable due from Affiliates of the Corporation for the sale of the Corporation's products or services to customers who are not Affiliates of the Corporation by the Corporation or an Affiliate of the Corporation;

"Accounts Receivable – Other" means accounts receivable, goods and services tax and harmonized sales tax, bills receivable, trade accounts, book debts and insurance claims recorded as receivables in the Books and Records and other amounts due or deemed to be due to the Corporation, including refunds and rebates receivable and any amounts owed by the Vendor to the Corporation other than Accounts Receivable – Due from Affiliates;

"Actual Income Tax Amount" means the amount, as determined in connection with the preparation of the Working Capital Statement pursuant to Section 3.2(b)(i), of any income Taxes of the Corporation (either payable or receivable) for (a) any taxable period ending on or prior to the Closing Date, if such amounts have not been paid or received at the Closing Date and (b) the Straddle Period; provided, that the Actual Income Tax Amount will be accrued on the Closing Balance Sheet; provided, further, that, for the avoidance of doubt, the Actual Income Tax Amount does not include future or deferred income Tax assets. For greater clarity, it is understood that the determination of Actual Tax Amount will be done in accordance with past practices and consistent with the accounting and Tax principles, policies, practices or procedures of the Corporation as applied in past years and by maximizing the use of all tax losses carried forward, R/D tax credits and all deductions available to the Corporation as of the date of the tax return, in order to reduce the amount of income Taxes payable;

"Affiliate" of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and "control" and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and the affairs of a Person whether through the ownership of voting securities or otherwise;

"Agreement" means this Share Purchase Agreement, including all schedules, and all amendments or restatements, as permitted, and references to "Article" or "Section" mean the specified Article or Section of this Agreement;

"Arbitration Act" has the meaning given in Section 11.1;

"Arbitration Firm" means NOTES 1 AND 3 is unable or unwilling to act in such capacity, the Arbitration Firm shall be such other firm selected by agreement of the Purchaser and the Vendor;

"Arm's length" has the meaning that it has for purposes of the ITA;

"Balance Sheet" means the unaudited balance sheet of the Corporation as of the Balance Sheet Date and the related unaudited statement of income for the fiscal year then ended;

"Balance Sheet Date" means August 31, 2010;

NOTE 1: Contains Vendor's confidential information.
NOTE 3: Contains third party confidential information.

"Benefit Plans" means (a) all severance pay, salary continuation, bonus, incentive, retirement, pension, profit sharing or deferred compensation plans, hospitalization or other medical benefits, life or other insurance, vision, dental, drug, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, contracts, programs, funds or arrangements of any kind and (b) all other plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which the Corporation or the Vendor is a party or bound and in which the Employees participate or under which the Corporation has, or will have, any Liability or contingent Liability (or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise) with respect to any Employees or former Employees, directors or officers, individuals working on contract with the Corporation or other individuals providing services to any of them of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding statutory benefit plans which the Corporation is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Books and Records" means books and records of the Corporation relating to the Corporation, including financial, corporate, operations and sales books (including the Financial Statements), records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media;

"Business Day" means any day, other than a Saturday or Sunday, on which banks in Toronto, Ontario and Québec City, Québec are open for commercial banking business during normal banking hours;

"Claim Notice" has the meaning given in Section  10.3(a);

"Claims" includes claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions or other similar processes, assessments or reassessments, judgments, debts, Liabilities, penalties, fines, interests, expenses, costs, damages or losses, out of pocket expenses and professional fees, including reasonable fees and disbursements of legal counsel, and all out of pocket costs incurred in pursuing any of the foregoing or any proceeding relating to any of the foregoing;

"Closing" means the consummation of the transactions contemplated by this Agreement;

"Closing Balance Sheet" means the unaudited balance sheet of the Corporation as of the Closing Date;

"Closing Date" means the date of this Agreement;

"Closing Time" means 12:01 am (Toronto time) on the Closing Date, or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

"Closing Working Capital" has the meaning given in Section  3.2;

"Collective Agreements" means collective agreements (including expired collective agreements which have not been renewed) and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which the Corporation is bound or which impose any obligations upon the Corporation or set out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements;

"Contracts" means contracts, leases (whether relating to real or personal property), agreements, licenses, commitments, instruments, guarantees, bids, orders and proposals to which the Corporation is a party NOTE 2;

"Copyrights" has the meaning given in the Intellectual Property definition;

"Corporation Intellectual Property" means the Intellectual Property listed on Schedule 4.18;

"Data Room" means the data room containing documents provided by the Vendor and the Corporation relating to the Corporation and its business and made available to the Purchaser;

"Dispute Notice" has the meaning given in Section 3.2(b)(iii);

"Disputes" has the meaning given in Section 11.1;

"Documentation" means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other printed or electronic information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product or service of the Corporation, whether or not provided to end users;

"Employee" means an individual employed by the Corporation on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

"Employment Contracts" means contracts between the Corporation and an Employee relating to the compensation, duties and related matters of an Employee;

 NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

"Encumbrances" means pledges, liens, prior claims, legal hypothecs, hypothecs, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, servitudes, rights-of-way, title defects, options, rights of first refusal or adverse claims or encumbrances of any kind or character whatsoever;

"Environment" means the environment and natural environment as defined in or regulated by any Environmental Laws and includes indoor air, the environment in the workplace, ground water, any living things and the natural systems that include any components of air, land, water, organic and inorganic matters and living things;

"Environmental Condition" means any condition of the Environment with respect to the Owned Real Property or the Leased Real Property which violates any Environmental Law, and results in any cost or expense that is unpaid and due and required to be paid by the Corporation prior to the Closing Date;

"Environmental Laws" means all Laws relating to the protection of the Environment or relating to Hazardous Substances;

"Estimated Excess Amount" has the meaning given in Section 3.2(a);

"Estimated Income Tax Amount" means the estimated amount, agreed to by the Purchaser and the Vendor, of any income Taxes of the Corporation (either payable or receivable) for (a) any taxable period ending on or prior to the Closing Date, if such amounts have not been paid or received at the Closing Date and (b) the Straddle Period; provided, that, for the avoidance of doubt, the Estimated Income Tax Amount does not include future or deferred income Tax assets. For greater clarity, it is understood that the determination of Estimated Tax Amount will be done in accordance with past practices and consistent with the accounting and Tax principles, policies, practices or procedures of the Corporation as applied in past years and by maximizing the use of all tax losses carried forward, R/D tax credits and all deductions available to the Corporation as of the date of the tax return, in order to reduce the amount of income Taxes payable;

"Estimated Shortfall Amount" has the meaning given in Section 3.2(a);

"Estimated Working Capital" has the meaning given in Section 3.2(a)(i);

"Estimated Working Capital Statement" has the meaning given in Section3.2(a)(i);

"Excess Amount" has the meaning given in Section 3.2(b)(vi);

"Financial Statements" means (a) the unaudited balance sheets of the Corporation for the fiscal years ended August 31, 2008 and August 31, 2009 and the related unaudited statements of income, shareholders' equity and cash flows for the fiscal years then ended and (b) the Balance Sheet;

"Fundamental Representations" NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

"GAAP" means generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants as at the relevant date;

"Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations, or entities in any jurisdiction with respect of the Corporation;

"Governmental Authorizations" means authorizations, approvals, franchises, Orders, certificates, consents, directives, notices, licences, permits, variances, agreements, instructions, registrations or other rights issued to or required by the Corporation by or from any Governmental Authority;

"Hazardous Substances" means pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in or regulated by any Environmental Laws including asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) and mould;

"Indebtedness" of any Person means: either (a) any Liability of any Person (i) for borrowed money (including the current portion thereof), (ii) under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the payment of money relating to leases that are required to be classified as a capitalized lease obligation in accordance with GAAP, (v) for all or any part of the deferred purchase price of property or services (other than Accounts Payable and Accrued Liabilities), including any "earnout" or similar payments or any non-compete payments or (vi) under any interest rate swap, hedging or similar agreements or (b) any Liability of others described in the preceding clause (a) that such Person has guaranteed, that is recourse to such Person or any of its assets or that is otherwise its legal Liability or that is secured in whole or in part by the assets of such Person. For purposes of this Agreement, "Indebtedness" includes (A) any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties and fees or expenses actually incurred (including attorneys' fees) associated with the prepayment of any Indebtedness and (B) any and all amounts owed by the Corporation to any of its Affiliates which is not included in the Working Capital Statement;

"Indemnitee" has the meaning given in Section 10.3(a);

"Indemnitor" has the meaning given in Section 10.3(a);

"Information Systems" means all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form, excluding such elements owned by the Vendor set forth on Schedule 4.14;

"Information Technology" means computer hardware, software in source code and object code form (including documentation, interfaces and development tools), programs, websites for the Corporation, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Corporation, excluding such elements owned by the Vendor set forth on Schedule 4.14;

"Intellectual Property" means Copyrights, Patents, Trademarks and Trade Secrets, wherein:

(a)
"Copyrights" means all copyrights, whether in published or unpublished works, databases, data collections and rights therein, mask work rights, software, web site content; rights to compilations, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing, registrations and applications for registration for any of the foregoing and any renewals or extensions thereof and moral rights and economic rights of others in any of the foregoing;

(b)
"Patents" means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing and moral and economic rights of inventors in any of the foregoing;

(c)
"Trademarks" means trademarks, service marks, fictional business names, trade names, commercial names, certification marks, collective marks, internet domain names and uniform resource locators and alphanumeric designations associated therewith and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services, registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and the goodwill of the business associated with each of the foregoing; and

(d)
"Trade Secrets" means anything that would constitute a "trade secret" under applicable law, and all other inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, confidential information, proprietary information, customer lists, software and technical information and moral and economic rights of authors and inventors in any of the foregoing;

"Intellectual Property Purchase Agreement" means the purchase agreement in the form of Exhibit A attached hereto;

"Inventories" means items that are held by the Corporation for sale, license, rental, lease or other distribution in the ordinary course of business, or are being produced for sale, or are to be consumed, directly or indirectly, in the production of goods or services to be available for sale, of every kind and nature and wheresoever situated including inventories of finished goods, inventories held by representatives of the Corporation or on consignment and work-in-progress, parts and components;

"ITA" or any reference to a specific provision thereof, means the Income Tax Act (Canada) and legislation of any legislature of any province or territory of Canada (including the Taxation Act (Quebec)) and any regulations thereunder in force of like or similar effect;

"Knowledge" NOTE 2

"Laws" means applicable laws, statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements that have the force of law or permits, approvals, or other tribunal orders, in each case of any Governmental Authority;

"Leased Real Property" means lands and/or premises which are used by the Corporation and which are leased, subleased, licensed to or otherwise occupied by the Corporation;

"Liability" means any liability or obligation of whatever kind or nature, including any liability for Taxes;

"Licenses" has the meaning given in Section 4.34;

"Material Adverse Effect" means a change, effect or circumstance that is materially adverse to the financial condition or results of operations of the Corporation NOTE 2;

"Material Customers" has the meaning given in Section  4.37(a);

"Material Suppliers" has the meaning given in Section 4.37(b);

"Non-Competition Agreement" means the non-competition and non-solicitation agreement in the form of Exhibit B attached hereto;

"Non-Permitted Encumbrances" means Encumbrances that the Vendor has agreed to discharge prior to Closing and that are listed in Schedule 4.14;

"Notice" has the meaning given in Section 11.4;

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

"Occupational Health and Safety Law" means the Occupational Health and Safety Act (Ontario) and its regulations;

"Orders" means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

"Owned Real Property" means real property owned by the Corporation, and real property, other than Leased Real Property, in which the Corporation has an ownership interest;

"Patents" has the meaning given in the Intellectual Property definition;

"Parties" means the Vendor and the Purchaser collectively, and "Party" means any one of them;

"Pension Plans" means all Benefit Plans providing pensions, superannuation benefits or retirement savings including, without limitation, "pension plans" (as defined in the Pension Benefits Act (Ontario), including a defined benefit pension plan, a defined contribution pension plan, a deferred profit sharing pension plan or a multi-employer pension plan), top up pensions or supplemental pensions, "registered retirement savings plans" (as defined in the ITA), "registered pension plans" (as defined in the ITA) and "retirement compensation arrangements" (as defined in the ITA);

"Permitted Encumbrances" means the Encumbrances listed in Schedule 4.14;

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

"Personal Information" means information in the possession, custody or control of the Corporation about an identifiable individual, and for greater certainty includes all such information which falls within the definition of "personal information" in any personal information protection Law of Canada, or any province or territory thereof, to which the Corporation is subject;

"Purchase Price" has the meaning given in Section 3.1;

"Purchased Shares" means all of the issued and outstanding shares in the capital of the Corporation;

"Purchaser Indemnified Parties" has the meaning given in Section 10.1(a);

"Real Property" means the Owned Real Property and the Leased Real Property;

"Real Property Leases" means any Contracts pursuant to which the Corporation uses or occupies the Leased Real Property;

"Release" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping of a Hazardous Substance into the Environment (including, without limitation, the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substances) and any condition that results in the exposure of a Person to a Hazardous Substance;

"Selling Expenses" means all (a) unpaid costs, fees and expenses of outside professionals incurred by the Corporation in connection with the process of selling the Corporation, (b) bonuses payable to Employees and agents and consultants of and to the Corporation as a result of the transactions contemplated by this Agreement and unpaid by the Corporation as of the Closing Date and not included in the Working Capital Statement, and (c) severance obligations owed by the Corporation to Employees and agents and consultants of and to the Corporation triggered prior to or as of the Closing Date and not included in the Working Capital Statement. The certificate referenced in Section 7.7(a) sets forth the entire amount of the Selling Expenses (indicating the amount and the Person to whom such Selling Expense is owed);

"Shortfall Amount" has the meaning given in Section 3.2(b)(v);

"Software" shall mean all computer programs and all updates, upgrades and all versions thereof owned or licensed, by the Corporation and developed, sold, licensed to third parties, marketed or supported by the Corporation in its normal course of business, including but not limited to all computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form, program files, data files, computer related data, field and data definitions and relationships, data definitions specifications, data models, programs and systems logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts;

"Stock Option Plan" means the stock option plan established by the Vendor, for namely the purpose of attracting, retaining and motivating key employees identified by the Vendor as the Long-Term Incentive Plan;

"Straddle Period" means any Tax period that begins on September 1, 2010 and ends on or before the Closing Date;

"Tangible Personal Property" means machinery, equipment, furniture, furnishings, office equipment, computer hardware, vehicles and tangible assets (other than Inventory) owned and currently used by the Corporation, excluding all obsolete and non-functional assets of the Corporation;

"Target Working Capital" NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

"Tax Returns" includes all returns, reports, declarations, elections, claim for refund, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Taxes" includes, in any jurisdiction with respect to the Corporation or any entity of the Corporation, (i) any taxes, duties, fees, premiums, withholdings, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Law or Governmental Authority, whether disputed or not, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Law or Governmental Authority in respect thereof, whether disputed or not, and including, without limitation, those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, value added tax, harmonized sales, use, value-added, excise, severance, Environmental, escheat or unclaimed property, stamp, withholding, business, franchising, property, ad valorem, development, occupancy or occupation, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and Ontario government pension plan premiums or contributions, and (ii) any amounts described in (i) of any other Person which such entity is obligated by Law or Contract entered into prior to Closing to assume or pay;

"Technical Information" means know-how and related technical knowledge owned, used or held by the Corporation, including:

(a)	Trade Secrets, confidential information and other proprietary know-how;

(b)	public information and non-proprietary know-how;

(c)	information of a scientific, technical, financial or business nature regardless of its form;

(d)	uniform resource locators, domain names, telephone, telecopy, internet protocol and email addresses, and UPC consumer packaging codes; and

(e)
documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

"Technology" means Intellectual Property, Technical Information and Information Technology;

"Territories" means the jurisdictions in which the Corporation currently carries on business under applicable Laws;

"Trademarks" has the meaning given in the Intellectual Property definition;

"Trade Secrets" has the meaning given in the Intellectual Property definition;

"Transfer Taxes" has the meaning given in Section 9.8;

"Transaction Documents" means the Transition Services Agreement, the Non-Competition Agreement, the Intellectual Property Purchase Agreement, the release contemplated by Section 7.6 and any other agreement, document, instrument or certificate contemplated by this Agreement and to be executed by either Party in connection with the consummation of the transactions contemplated by this Agreement;

"Transition Services Agreement" means the transition services agreement in the form of Exhibit C attached hereto;

"Union" means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes any organization which has been declared a union pursuant to applicable labour relations legislation or which may qualify as a Union;

"Vendor Indemnified Parties" has the meaning given in Section 10.2(a);

"Working Capital" NOTE 2

"Working Capital Accounting Principles" means the methodologies, practices and principles set forth on Exhibit D attached hereto; and

"Working Capital Statement" has the meaning given in Section 3.2.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of United States of America.

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

(b)
Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, without regards to its conflict of laws provisions.

(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d)	Including – Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(e)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)
Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(i)
Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Entire Agreement

This Agreement and the Transaction Documents constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and the Transaction Documents.

1.4	Schedules

The schedules to this Agreement are an integral part of this Agreement. Disclosure of any information in one schedule shall be deemed to be disclosed in other schedules to the extent that the applicability of such disclosure to such other schedule is reasonably apparent on the face of such disclosure.

ARTICLE 2
PURCHASE AND SALE

2.1	Actions by the Vendor and the Purchaser

Subject to the provisions of this Agreement, at the Closing:

(a)	Purchase and Sale of Purchased Shares – the Vendor shall sell and the Purchaser shall purchase, the Purchased Shares, free and clear of all Encumbrances;

(b)	Payment of Purchase Price – the Purchaser shall pay the Purchase Price to the Vendor as provided in Section 3.1;

(c)
Transfer and Delivery of the Purchased Shares – the Vendor shall transfer and deliver to the Purchaser share certificates representing the Purchased Shares duly endorsed in blank for transfer by the holder of record and shall take such steps as shall be necessary to cause the Corporation to enter the Purchaser or its nominee(s) upon the books of the Corporation as the holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares; and

(d)	Transaction Documents – the Vendor and the Purchaser shall deliver duly executed copies of each Transaction Document to which it is a party.

2.2	Place of Closing

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

ARTICLE 3
PURCHASE PRICE

3.1	Purchase Price

NOTES 1 and 2

3.2	Purchase Price Adjustment

NOTE 2

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

As a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Vendor represents and warrants to the Purchaser the matters set out in this ARTICLE 4.

4.1	Incorporation and Corporate Power

The Corporation is a corporation duly incorporated and validly existing under the laws of Ontario and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

As presently materially conducted, the Corporation is not required to be authorized, qualified or licensed to do business as a foreign or extra-provincial corporation in any other jurisdiction.

4.2	Subsidiaries

The Corporation does not own directly or indirectly, or have any direct or indirect interest in any shares or have an ownership interest in any other Person or have any representative office.

NOTE 6

4.3	Residence of the Vendor

The Vendor is not a non-resident of Canada for the purposes of the ITA.

4.4	Status of the Vendor and Right to Sell

(a)
The Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition and the performance by the Vendor and the Corporation of its respective obligations under this Agreement and the Transaction Documents will not (i) violate, contravene, breach or offend against or result in any default under any Contract, charter or by-law provision, Order, judgment, decree, License, permit or Law to which the Vendor or the Corporation is a party or subject or by which the Vendor or the Corporation is bound or affected or (ii) result in the creation or imposition of any Encumbrance with respect to, or otherwise have an adverse effect upon, the Purchased Shares or any of the assets or properties of the Corporation. The Vendor holds of record and owns beneficially the Purchased Shares, free and clear of any restrictions on transfer or Encumbrances. The Vendor is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Corporation.

NOTE 6: Contains Vendor's affiliates confidential information.

(b)
Except as set forth on Schedule 4.4, to the Knowledge of the Vendor, no consent, waiver, approval, authorization, Order of, or declaration or filing with, or notification to, any Person or Governmental Authority is required in connection with the execution and delivery by the Vendor of this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

4.5	Securities Laws

The Corporation is not a "reporting issuer" (as such term is defined in applicable Canadian securities laws) in any province or territory of Canada, the Purchased Shares are not listed for trading on any stock exchange or over-the-counter market and there is no published market for the Purchased Shares.

4.6	Capitalization

The authorized and issued share capital of the Corporation is as set forth in Schedule 4.6. All of the Purchased Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. There are no options, warrants or any other rights, contingent or otherwise, to purchase shares or any other securities of the Corporation and no securities or obligations convertible into or exchangeable for shares or any other securities of the Corporation have been authorized or agreed to be issued or are outstanding. The Purchased Shares represent the only issued and outstanding shares of the capital stock of the Corporation.

4.7	Due Authorization

The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and each other agreement to be entered into under the terms of this Agreement and the Transaction Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of the Vendor, and no further action on the part of the Vendor is or will be required in connection with the transactions contemplated by this Agreement or any Transaction Document.

4.8	Enforceability of Obligations

This Agreement and each Transaction Document constitutes a valid and binding obligation of the Vendor enforceable against it in accordance with its terms, subject, however, to limitations with regards to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

4.9	Compliance with Laws

To the Knowledge of the Vendor, the Corporation is, as of the Closing Date, in compliance with all Laws and Orders. No Claim or proceeding has been filed or commenced against the Corporation alleging failure to comply with applicable Laws and Orders.

4.10	Financial Statements

Schedule 4.10 sets forth complete and correct copies of the Financial Statements. The Financial Statements have been prepared and reviewed by the management of the Corporation in accordance with GAAP materially applied on a consistent basis throughout the periods covered thereby and present fairly in all material respects:

(a)	all of the assets, Liabilities and financial position of the Corporation as of the dates and for the time periods indicated therein; and

(b)	the sales, earnings, results of operation, cash flows and changes in financial position of the Corporation as of the dates and for the time periods indicated therein.

4.11	Undisclosed Liabilities

The Corporation does not have any material Liabilities arising out of events or transactions occurring or entered into prior to the Closing Date except (a) Liabilities reflected in the Financial Statements, (b) Liabilities that have arisen after the Balance Sheet Date in the ordinary course of business, none of which relates to (i) breach of Contract, (ii) breach of warranty, (iii) tort, (iv) infringement, (v) violation of Law or (vi) any Environmental Liability or (c) as otherwise set forth on Schedule 4.11 and  Schedule 4.22.

4.12	Absence of Changes and Unusual Transactions

Except as disclosed in Schedule 4.12, since August 31, 2009, the Corporation has conducted its business in the ordinary course of business and (a) to the Knowledge of the Vendor, there has not occurred any event or change that had a Material Adverse Effect and (b) except (i) as already disclosed in the Financial Statements and (ii) as disclosed in the annual and quarterly financial statements of the Vendor, there has not been any change in the accounting or Tax principles, policies, practices or procedures of the Corporation or their application to the Corporation.

4.13	Absence of Guarantees

Except as disclosed in Schedule 4.13, the Corporation has not given or agreed to give, or is a party to or bound by, any guarantee, surety or indemnity in respect of Indebtedness, or other obligations, of any Person, or any other commitment by which the Corporation is responsible for such Indebtedness or other obligations.

4.14	Title to Certain Assets

Except with respect to Technology of which the Corporation is not the sole beneficial and registered owner (which is dealt with in Section 4.18), and leased assets mentioned in Schedule 4.14, the Corporation is the sole legal and beneficial and (where its interests are registrable) the sole registered owner of all of its assets, with good and valid title, free and clear of all Encumbrances, other than Permitted Encumbrances and Non-Permitted Encumbrances (which will be discharged prior to Closing) and other than the Microsoft licences used by the Corporation which are the property of the Vendor, Information Systems and Information Technology owned by the Vendor and inventories owned by the Vendor relating to the repairs and warranty of the products of the Corporation as disclosed in Schedule 9.6. The assets and properties currently owned, leased or licensed by the Corporation constitute all of the properties used by the Corporation to conduct its business as it is currently conducted, except for assets owned by the Vendor and/or its Affiliates and listed in Schedule 4.14.

4.15	Condition of Certain Assets

To the Knowledge of the Vendor, the Tangible Personal Property is in good condition, repair and (where applicable) proper working order, reasonable wear and tear excepted having regard to its use and age, subject to normal maintenance and repair.

4.16	Inventories

Except as disclosed in Schedule 4.16, the Inventories of finished goods are saleable and all Inventories are in quantities usable or saleable in the current ordinary course of business, subject to any unusable, obsolete or excess Inventories which have been reserved for and are reflected in the Books and Records. Such reserves have been calculated in accordance with GAAP and in a manner consistent with past practice. Except as disclosed in Schedule 4.16 and  Schedule 9.6, none of the Inventories are held on consignment or otherwise by third parties.

4.17	Collectibility of Accounts Receivable

To the Knowledge of the Vendor, the Accounts Receivable are good and collectible at the aggregate recorded amounts within one hundred and eighty (180) days from the Closing Date, except to the extent of any reserves and allowances for doubtful accounts provided for such Accounts Receivable in the Books and Records, and are not subject to any defence, counterclaim or set off. The reserves and allowances on the Books and Records against the Accounts Receivable for returns and bad debts have been calculated in accordance with GAAP in a manner consistent with past practice. All of the accounts and notes receivable of the Corporation have been calculated in accordance with GAAP and in a manner consistent with past practice.

4.18	Intellectual Property

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

4.19	Owned Real Property

The Corporation does not own or have any interest as legal and beneficial owner of any Owned Real Property.

4.20	Leased Real Property

(a)
Schedule 4.20 sets forth a complete list of the Leased Real Property, including the address thereof, the annual fixed rental, the expiration of the term, any extension options and any security deposits.  A true and correct copy of each Real Property Lease has been made available to the Purchaser in the Data Room.

(b)
Except as disclosed in Schedule 4.20, the Real Property Leases have not been altered or amended and are in full force and effect. There are no Contracts between the landlord and tenant, or sub-landlord and subtenant, or other relevant parties relating to the use and occupation of the Leased Real Property, other than as contained in the Real Property Leases.

(c)
There are no existing defaults by the Corporation or the lessor under any of the Real Property Leases, and, to the Knowledge of the Vendor, no event has occurred which (with notice, lapse of time or both) could reasonably be expected to constitute a breach or default under any of the Real Property Leases by any party or give any party the right to terminate, accelerate or modify any Real Property Lease. Except as set forth on Schedule 4.20, no consent is required from the lessor under any of the Real Property Leases in order to consummate the transactions contemplated by this Agreement and the Transaction Documents.

(d)	The Corporation has a good and valid leasehold interest in and to the Leased Real Property of which it is a tenant, free and clear of all Encumbrances other than Permitted Encumbrances.

4.21	Environmental Matters

(a)	To the Knowledge of the Vendor, the Corporation and its business are, and have been for the last three (3) fiscal years, in compliance, in all material respects, with all Environmental Laws.

(b)
The Corporation has not received any notice of non-compliance which has not been fully complied with or satisfied. To the Knowledge of the Vendor, there are no permits required under Environmental Laws for the operation of the business of the Corporation or use of the Real Property as it is presently being conducted.

(c)
The Corporation has not caused the material Release of any Hazardous Substance that requires any reporting, investigation, assessment, cleanup, remediation or any other type of response action pursuant to any Environmental Law.

(d)
The Corporation has not (i) entered into or been subject to any outstanding consent decree, compliance order or administrative order relating to any Environmental Law with respect to the Real Property or the Corporation's facilities or operations thereon or (ii) received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim with respect to any Environmental Condition.

(e)	The Corporation has not assumed, undertaken or agreed to indemnify any liability of any other Person relating to or arising from any Environmental Law.

(f)
The Corporation has delivered, or caused to be delivered, to the Purchaser copies of all documents, records and information in its possession or control concerning Environmental Conditions, including, without limitation, previously conducted environmental site assessments, compliance audits, asbestos surveys and documents regarding any Release of Hazardous Substances at, upon or from the Real Property for the last three (3) fiscal years.

4.22	Employment Matters

(a)	Schedule 4.22 sets forth a list of the Employees, together with their salaries, title, length of service, benefits and entitlements and other material terms of employment.

(b)
Current and complete copies of all Employment Contracts have been made available to the Purchaser in the Data Room. Except for those Employment Contracts listed in Schedule 4.22 there are no Employment Contracts which are not terminable on the giving of reasonable notice in accordance with applicable Law.

(c)
Except as disclosed in Schedule 4.22, to the Knowledge of the Vendor, there are no material Claims or, to the Knowledge of the Vendor, no potential material Claims pursuant to the Employment Standards Act (Ontario) or any other Laws relating to the Employees or former Employees, including employment standards, human rights, labour relations, occupational health and safety, workplace safety and insurance or pay equity. Except as set out on Schedule 4.22, there are no material outstanding decisions, Orders or settlements which place any obligation upon the Corporation to do or refrain from doing any act.

(d)
Except as disclosed in Schedule 4.22, no Employee has been provided with or is entitled to a stay bonus or other compensation to induce the individual to remain an Employee following Closing and the consummation of the transaction described herein, in and of itself, will not trigger any Employee or former Employee's right to termination or severance pay, or any other payment, or accelerate the time of payment or vesting, or increase the amount, of compensation due to any such Employee or former Employee.

(e)
All current assessments under workplace safety and insurance legislation in relation to the Corporation have been paid or accrued. The Corporation has not been and is not subject to any additional or penalty assessment under such legislation which has not been paid and has not been given notice of any audit.

(f)
The Vendor has made available to the Purchaser for review all inspection reports, workplace audits or written equivalent, made since January 1, 2009, under any Occupational Health and Safety Law which relate to the Corporation. To the Knowledge of the Vendor, there are no material outstanding inspection Orders or written equivalent made under any Occupational Health and Safety Law which relate to the Corporation. To the Knowledge of the Vendor, the Corporation has materially complied with any Orders issued under any Occupational Health and Safety Law. There are no appeals of any Orders under any Occupational Health and Safety Law against the Corporation which are currently outstanding.

(g)
To the Knowledge of the Vendor, the Corporation: (i) is in compliance in all material respects with all applicable Laws, rules and regulations relating to the Employees applicable to the Corporation; (ii) has withheld and reported all amounts required by Law to be withheld and reported with respect to the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund or to any Governmental Authorities or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Knowledge of the Vendor, there are no Claims or actions against the Corporation under any worker's compensation policy or long-term disability policy with respect to any Employees.

4.23	Collective Agreements

(a)
There are no Unions or employee associations, whether certified or voluntarily recognized, that represent the Employees and the Corporation is not a party to any Collective Agreements with respect to any Employees or Unions.

(b)	The Corporation has not agreed to recognize any Union or other collective bargaining unit.

(c)
To the Knowledge of the Vendor, no organizational attempt has been made or,  threatened by or on behalf of any labour union or collective bargaining unit with respect to the Employees. The Corporation has not experienced any labour strike, dispute, slowdown or stoppage during the past five years. There are no unfair labour practice charges, grievances or complaints pending or, to the Knowledge of the Vendor, threatened by or on behalf of the Employee or group of Employees.

4.24	Pension and Other Benefit Plans

(a)
Schedule 4.24(a) sets forth a complete list of the Benefit Plans and the transfer approval notice of such Benefit Plans. All Benefit Plans were made available to the Purchaser in the Data Room. The Corporation has no stock option plan, but some Employees are eligible under the Vendor's Stock Option Plan.

(b)
No defined benefit or defined contribution Pension Plan has been established, maintained or administered by the Corporation in the last three (3) fiscal years, and the Corporation does not have, and at no time in the last three (3) fiscal years has had, an obligation to contribute to a Pension Plan.

(c)
True and complete copies of the following materials, covering a period of three (3) fiscal years prior to the Closing Date, have been made available to Purchaser in the Data Room: (i) all current and prior plan documents for each Benefit Plan or, in the case of an unwritten Benefit Plan, a written description of such Benefit Plan; and (ii) all letters from any Governmental Authority, including the Canada Revenue Agency and the applicable pension regulator (the "Pension Regulator") with respect to any of the Benefit Plans; (iii) all current and prior summary plan descriptions, summaries of material modifications, annual reports and summary annual reports with respect to any of the Benefit Plans including all approvals from the Pension Regulator relating to contribution or premium holidays and withdrawal of surplus; and (iv) all current and prior trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Benefit Plan.

(d)
Each Benefit Plan is, and has been, established, amended and administered in material compliance with the terms of such Benefit Plan, and all applicable Laws. To the Knowledge of the Vendor, there is no pending or threatened Claim with respect to any Benefit Plan (other than routine claims for benefits). The Corporation has reserved all rights necessary to amend or terminate each of the Benefit Plans without the consent of any other Person except consents of the Corporation's Employees required under the existing employment contracts or at Law.

(e)
(i) All premiums, contributions, transfers or payments required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in accordance with its terms and all applicable Laws, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date. With respect to any insurance policy providing funding for benefits under any Benefit Plan, (x) there is no liability of the Corporation, in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (y) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of the Vendor, no such proceedings with respect to any such insurer are imminent.

(f)
The Corporation has not agreed or committed to institute any plan, program or arrangement for the benefit of Employees or former Employees other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.

(g)
The execution and performance of this Agreement and any applicable ancillary agreement will not (i) constitute a stated triggering event under any Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Corporation to any current or former officer, Employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, Employee, director or consultant (or dependents of such Persons) of the Corporation.

4.25	Personal Information

Except as disclosed in Schedule 4.25, to the Knowledge of the Vendor and except as would not be material to the business of the Corporation, all required consents to the collection, use or disclosure of Personal Information in connection with the conduct of the Corporation's business have been obtained.

4.26	Insurance

Schedule 4.26 sets forth a list and brief description (including all applicable premiums and deductibles) of all policies of insurance, including title insurance, owned or maintained by or on behalf of the Corporation. The Vendor maintains for the benefit of the Corporation such policies of insurance as are appropriate to the Corporation's operations, property and assets, in such amounts and against such risks to its Knowledge as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect as against the Corporation and the Vendor has not received notice of any or is in default, as to the payment of premiums or otherwise, under the terms of any such policy. Such insurance coverage from the Vendor will be terminated at Closing Date and the Purchaser must take appropriate actions for insurance coverage.

4.27	Contracts

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

4.28	Litigation

Except as disclosed in Schedule 4.28, the Corporation is not, as of the Closing Date, subject to any Claims or other proceedings, including appeals, against or relating to the Corporation. Except as disclosed in Schedule 4.28, there is no judgment, decree, injunction, rule or Order of any Governmental Authority or arbitrator outstanding against the Corporation. There are no Claims or proceedings pending or, to the Knowledge of the Vendor, threatened that question the validity of this Agreement, the Transaction Documents or any of the transactions contemplated hereby or thereby.

4.29	Tax Matters

Except as specifically disclosed in Schedule 4.29:

(a)
The Corporation has completely and correctly made or prepared all Tax Returns required to be made or prepared by it, has timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has correctly reported all income and all other amounts and information required to be reported thereon.

(b)
All Tax Returns correctly reflect the facts regarding the income, business, assets, operations, activities and status of the Corporation. All Tax Returns filed by the Corporation are accurate and complete in all material respects. The Corporation is not currently a beneficiary of any extension of time within which to file any Tax Return.

(c)
The Corporation has timely paid all Taxes, including all instalments on account of Taxes for the current year that are due and payable under applicable Laws. Provision has been made on the Balance Sheet for amounts at least equal to the amount of all Taxes owing by any one of them that were not yet due and payable by the date of the Balance Sheet and that relate to periods ending on or prior to the date of the Balance Sheet.

(d)
All income, sales (including goods and services, harmonized sales and provincial or territorial sales, value added tax and any similar taxes) and capital tax Liabilities of the Corporation have been assessed by the relevant Governmental Authorities and notices of assessment have been issued to each such entity by the relevant Governmental Authorities for all taxation years or periods ending prior to and including the taxation year or period ended August 31, 2009.

(e)
There are no proceedings, investigations, audits or Claims now pending or, to the knowledge of the Vendor, threatened against the Corporation in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(f)
The Corporation has correctly withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employee, officer or director and any non-resident Person), and has timely remitted to the appropriate Governmental Authority all such Taxes and other amounts required by Law to be remitted by it.

(g)
The Corporation has correctly collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, or value added tax, required by Law to be collected by it and has timely remitted to the appropriate Governmental Authority any such amounts required by Law.

(h)	All investment tax credit or scientific research and experimental development tax credits have been calculated and claimed in accordance with applicable tax legislation.

(i)	There are no liens for Taxes upon the assets or properties of the Corporation.

(j)
During the last three (3) fiscal years, neither the Vendor nor the Corporation has received notice of any claim by a Governmental Authority in a jurisdiction where the Corporation does not file Tax Returns that it is or may be subject to taxation by that Governmental Authority.

(k)	NOTE 6

(l)
During the last three (3) fiscal years, the Corporation has at all relevant times been and is a taxable Canadian corporation within the meaning of subsection 89(1) of the ITA. The Corporation has never been subject to any obligation to pay Taxes or file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside of Canada.

(m)
During the last three (3) fiscal years, none of Sections 78 and Sections 80 to 80.04, inclusive, of the ITA or any similar provision of the taxation legislation of any province or other jurisdiction of Canada have applied or will apply to the Corporation at any time up to and including the Closing Date and Section 78 will specifically not result in any income inclusion for the Corporation for taxation years ending after the Closing Date that relate in any way to any Tax period ending on or before the Closing Date.

(n)	The Corporation has not filed any elections, designations or similar Tax filings which will be applicable for any period ending after the Closing Date.

NOTE 6: Contains Vendor's affiliates confidential information.

4.30	Books and Records

All Books and Records have been delivered or made available to the Purchaser. Such Books and Records fairly and materially set out and disclose the financial position of the Corporation and all material financial transactions relating to its business have been accurately recorded in such Books and Records.

4.31	Corporate Records

(a)
The Articles and by-laws for the Corporation, including any and all amendments, have been delivered or made available to the Purchaser and such Articles and by-laws as so amended are in full force and effect.

(b)
The corporate records and minute books for the Corporation have been delivered or made available to the Purchaser. Such minute books are complete in all material respects. The share certificate book, register of shareholders, register of transfers and register of directors are complete and accurate.

4.32	Bank Accounts, etc.

Schedule 4.32 sets forth a complete list of all financial institutions in which the Corporation maintains any depository account, trust account or safety deposit box and the names of all Persons authorized to draw on or who have access to such accounts or safety deposit boxes.

4.33	No Broker

Except as set out on Schedule 4.33, there are no other brokerage commission, finder's fee or other like payment relating to the transactions contemplated in this Agreement which will be paid by the Corporation and no claim to such effect will be held against the Purchaser or the Corporation.

4.34	Licenses and Permits

Schedule 4.34 sets forth a true and complete list and description of all material licenses, permits and other authorizations of any Governmental Authority held by the Corporation and used by it in the conduct of its business (the "Licenses"). The Corporation is in compliance with the terms of the Licenses and there is no pending or, to the Knowledge of the Vendor, threatened termination, expiration or revocation of any of the Licenses.  To the Knowledge of the Vendor, there are no licenses, permits and other authorizations of any Governmental Authority necessary or required for the current conduct of the business of the Corporation other than the Licenses.

4.35	Product Liability and Warranty

(a)
Each product sold or otherwise delivered by the Corporation has been in conformity with all applicable contractual commitments and all express and implied warranties and the Corporation does not have any liability  for replacement or repair of any such products or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the Financial Statements. No product manufactured, sold, leased or delivered by the Corporation is subject to any guaranty, warranty or other indemnity beyond the Corporation's applicable terms and conditions of sale, lease, warranty or service. Schedule 4.35(a) sets forth true and complete copies of the standard terms and conditions of sale, lease or service of the Corporation (containing applicable guaranty, warranty and indemnity provisions).

(b)
To the Knowledge of the Vendor, the Corporation does not have any liability arising out of any injury to Person or property as a result of the ownership, possession or use of a product manufactured, sold, leased or delivered by the Corporation.

4.36	Indebtedness

Schedule 4.36 sets forth a true and complete list of the individual components (indicating the amount and the Person to whom such Indebtedness is owed) of all the Indebtedness outstanding with respect to the Corporation as of the Closing Date.

4.37	Customers and Suppliers

(a)
Schedule 4.37(a) sets forth the top twenty (20) customers of the Corporation (based on the dollar amount of sales to such customers) for the 12-month period ended August 31, 2010 (the "Material Customers"). Except as set forth on Schedule 4.37(a), (i) the Corporation has not received written notice that any Material Customer intends to terminate its relationship with the Corporation; (ii) the Corporation is not involved in any Claim with any Material Customer and (iii) to the Knowledge of the Vendor, the Corporation is not involved in any Claim with any of its other customers that, individually or in the aggregate, could reasonably be anticipated to have a Material Adverse Effect.

(b)
Schedule 4.37(b) sets forth the top ten (10) suppliers of the Corporation (based on the dollar amount of purchases from such suppliers) for the 12-month period ended August 31, 2010 (the "Material Suppliers"). Except as set forth on Schedule 4.37(b), (i) the Corporation has not received notice that any Material Supplier intends to terminate its relationship with the Corporation; (ii) the Corporation is not involved in any Claim with any Material Supplier; and (iii) to the Knowledge of the Vendor, the Corporation is not involved in any Claim with any of its other suppliers that, individually or in the aggregate could reasonably be anticipated to have a Material Adverse Effect.

4.38	Related Party Transactions

None of the current or former director of the Corporation or Employee (a) has or during the last three (3) fiscal years has had any direct or indirect interest in (i) any Person, excluding the Vendor and its Affiliates, that is a client, customer, supplier, lessor, lessee, debtor, creditor or competitor of the Corporation or (ii)  any material asset that is used by the Corporation in the conduct of its business or (b) is, or during the last three fiscal years has been, a party to any Contract or transaction with the Corporation.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As a material inducement to the Vendor to enter into this Agreement and consummate the transactions contemplated hereby, the Purchaser represents and warrants to the Vendor the matters set out in this ARTICLE 5:

5.1	Status of the Purchaser

The Purchaser is a corporation existing under the laws of the Province of Ontario.

5.2	Due Authorization

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and the Transaction Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of the Purchaser and no further action on the part of the Purchaser is or will be required in connection with the transactions contemplated by this Agreement or any Transaction Document.

5.3	Enforceability of Obligations

This Agreement constitutes, and each Transaction Document will constitute, a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject, however, to limitations with regards to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

5.4	No Broker

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment.

ARTICLE 6
SURVIVAL

6.1	Nature and Survival

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

ARTICLE 7
PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

7.1	Truth and Accuracy of Representations at the Closing Time

All of the representations and warranties of the Vendor and the Corporation made in or pursuant to this Agreement and any Transaction Document shall be true and correct as at the Closing Time.

7.2	Consents, Authorizations and Registrations

To the Knowledge of the Vendor, all consents, approvals, Orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority) including, without limitation, of the shareholder of the Corporation, required in connection with the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement shall have been obtained at or before the Closing Time.

7.3	Performance of Obligations

The Vendor shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

7.4	No Proceedings

There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim, or judicial or administrative proceeding, or investigation against either Party by any Person, (a) for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws or (b) that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation or affect adversely the right of the Purchaser to own the Purchased Shares or operate the businesses of or control the Corporation.

7.5	Encumbrances, Guarantees and Indebtedness

The Purchaser shall have received evidence satisfactory to it that:

(a)
all Encumbrances (including Non-Permitted Encumbrances listed on  Schedule 4.14) other than Permitted Encumbrances have been discharged and that the assets of the Corporation are free and clear of all Encumbrances other than Permitted Encumbrances;

(b)
full and final releases have been obtained for any guarantee, surety or indemnity, including those listed on Schedule 4.13, given by the Corporation in respect of indebtedness or other obligations of any Person, or any other commitment for which the Corporation is, or is contingently, responsible; and

(c)	payoff letters have been obtained with respect to all Indebtedness of the Corporation outstanding immediately prior to the Closing.

7.6	Directors and Officers of the Corporation

There shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are currently directors or officers of the Corporation and duly executed comprehensive releases in the form attached hereto as Exhibit E from each such individual of all their respective claims against the Corporation, except for any claims for current unpaid remuneration.

7.7	Closing Deliveries

The Vendor shall have delivered to the Purchaser:

(a)
a certificate of an officer of the Corporation, dated as of the Closing Date, setting forth in sufficient detail acceptable to the Purchaser the aggregate amount of (i) Indebtedness of the Corporation and (ii) Selling Expenses as of the Closing Date;

(b)	duly executed copies of the Transaction Documents;

(c)	a current good standing certificate (or equivalent document) for the Corporation issued by the appropriate Canadian authority;

(d)
estoppel certificates, waivers, collateral access agreements, memoranda of lease and non-disturbance agreements relating to the Leased Real Property, as requested by the Purchaser or its lenders, each in a form reasonably acceptable to the Purchaser and its lenders; and

(e)	an assignment or other instrument of transfer, dated as of the Closing Date and executed by the Vendor, pursuant to which the Vendor shall transfer all of the Purchased Shares to the Purchaser.

ARTICLE 8
VENDOR'S CONDITIONS PRECEDENT

The obligations of the Vendor to complete the sale of the Purchased Shares under this Agreement is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

8.1	Truth and Accuracy of Representations of the Purchaser at Closing Time

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time.

8.2	Directors and Officers of the Corporation

There shall have been delivered on or before the Closing Time duly executed releases from the Corporation and the Purchaser in favour of each of such resigning officer and director in Section 7.6 of all their claims respectively, against such resigning officer and director, excluding however any claim under the present agreement.

8.3	No Proceedings

There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim, or judicial or administrative proceeding, or investigation against either Party by any Person, (a) for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws or (b) that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

8.4	Performance of Obligations

The Purchaser shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement and the Vendor shall have received a certificate from a senior officer of the Purchaser confirming such performance or compliance, as the case may be.

ARTICLE 9
OTHER COVENANTS OF THE PARTIES

9.1	Accounts Receivable

After the Closing Date, the Vendor shall, and the Purchaser shall cause the Corporation to, fully cooperate with each other in the collection of the Vendor's accounts receivable related to the products of the Corporation sold by the Vendor.

9.2	Microsoft Licenses

At the Closing Time, unless agreed otherwise between the Parties, the Corporation shall cease to use the Microsoft products licensed to the Vendor and used by the Corporation.

9.3	Stock Option Plan

In connection with the Closing, in accordance with the terms of the Stock Option Plan, the Employees shall no longer be beneficiaries of the Stock Option Plan. Immediately following the Closing Date, the Vendor shall, in accordance with the terms of the Stock Option Plan, take all necessary actions in order to terminate, for the Employees, the Stock Option Plan and all options granted to the Employees. The Purchaser shall have no liability whatsoever with respect to any Taxes that result from the actions provided for in this Section 9.3 and any such Taxes will be the sole responsibility of the Vendor or the applicable Employee, as the case may be.

9.4	Notice to Industry Canada

The Purchaser shall provide notice of the purchase and sale to Industry Canada in accordance with the Investment Canada Act (Canada) within thirty (30) days of the Closing Date.

9.5	Cooperation for Taxes

In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax Liabilities imposed on the Corporation, the Purchaser and the Corporation, on the one hand, and the Vendor, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. All Tax Returns for any period ending on or before the Closing Date shall be prepared by the Vendor, in cooperation with the Corporation. All such Tax Returns shall be prepared in a manner consistent with past practice of the Corporation, including the recognition of income and claiming of deductions and credits, which shall also be consistent with past practice and previously filed Tax Returns. At least thirty (30) days before the due date for any such Tax Return, the Purchaser shall have an opportunity to review, at its own expense, and comment on such Tax Returns. The Vendor shall revise such Tax Returns to reflect all reasonable comments by the Purchaser.

9.6	Warranties Relating to the Products of the Corporation

Schedule 9.6 sets forth a list of inventory owned by the Vendor and used for the repairs and warranty of the products of the Corporation by the Vendor and its Affiliates. After the Closing Date, the Corporation shall fully assume all warranties and repairs for all the Corporation's products sold and shall perform all customer service related to same products. However, the Vendor could continue to service and repair the products of the Corporation for a period of six (6) months after the Closing Date, in accordance with the Transition Services Agreement. The Purchaser agrees to cause the Corporation to buy from the Vendor the remaining inventory after such period for the price paid by the Vendor and to pay to the Vendor and its Affiliates the price of such service and repairs, in accordance with the Transition Services Agreement.

9.7	Name of the Corporation

NOTE 2

9.8	Transfer Taxes

All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on the Purchaser or the Corporation in connection with this Agreement ("Transfer Taxes") will be borne and paid by the Purchaser when due, and the Purchaser, at its own expense, will cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

ARTICLE 10
INDEMNIFICATION

10.1	Indemnification by the Vendor

NOTE 2

10.2	Indemnification by the Purchaser

NOTE 2

10.3	Notice of Claims and Opportunity to Defend

NOTE 2

10.4	Tax Status of Indemnification Payments

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

ARTICLE 11
GENERAL

11.1	Arbitration

All disputes over the validity or the amount of Claims made pursuant to ARTICLE 10 for which the parties cannot mutually agree upon a settlement thereof within thirty (30) days after the commencement thereof, despite both parties thereto acting in good faith to reach a settlement thereof and all other disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, including, without limitation, with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement ("Disputes") shall be determined by arbitration before a single arbitrator mutually agreed to by the Parties to the Dispute or otherwise in accordance with the Arbitration Act, 1991 (Ontario) (the "Arbitration Act"), provided that:

(a)	any hearing in the course of the arbitration shall be held in Toronto, Ontario by a single arbitrator;

(b)	the application of section 7(2) of the Arbitration Act is expressly excluded;

(c)
subject to section 44 of the Arbitration Act, any award or determination of an arbitrator shall be final and binding on the parties and there shall be no appeal on any ground, including, for greater certainty, any appeal on a question of law, a question of fact, or a question of mixed fact and law;

(d)	despite section 28(1) of the Arbitration Act, an arbitrator shall not, without the written consent of all parties to the arbitration, retain any expert;

(e)
an arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the parties, between or among the parties in such manner as the arbitrator considers reasonable, provided that an arbitrator shall not award costs on a distributive basis;

(f)	all awards for the payment of money shall include prejudgment and postjudgment interest in accordance with sections 127 to 130 of the Courts of Justice Act (Ontario) with necessary modifications; and

(g)
all matters relating to the arbitration shall be kept confidential to the full extent permitted by law and no individual shall be appointed as an arbitrator unless he or she agrees in writing to be bound by this dispute resolution provision.

11.2	Public Notices

Neither Party shall issue any public notices, press releases, or any other publicity concerning the transactions contemplated by this Agreement without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party under Laws, stock exchange rules or an order of a court of competent jurisdiction.

11.3	Expenses

Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

11.4	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

NOTES 1, 3 and 5

NOTE 1: Contains Vendor's confidential information.
NOTE 3: Contains third party confidential information.
NOTE 5: Contains Purchaser's confidential information.

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.5	Assignment

The Purchaser shall be entitled to assign all of its rights and obligations under this Agreement to any Affiliate of the Purchaser provided however that the Purchaser remains jointly and severally liable for all of its obligations under this Agreement to the other parties hereto. Except for such permitted assignment, no party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party; provided, that (a) the Purchaser may assign its rights and obligations pursuant to this Agreement, in whole or in part, in connection with any disposition or transfer of all or any portion of the Corporation or its businesses in any form of transaction without the consent of the other Parties and (b) the Purchaser and, following the Closing, the Corporation may assign any or all of its rights pursuant to this Agreement and the Transaction Documents, including its rights to indemnification, to any of its lenders as collateral security.

11.6	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.7	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

11.8	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS OF WHICH the Parties have executed this Agreement.

EXFO INC. By: /s/ Pierre Plamondon Name: Pierre Plamondon Title: CFO	PHOTONIC ACQUISITION INC. By: /s/ John J. Nestor Name: John J. Nestor Title: Vice President and Secretary

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Intellectual Property Purchase Agreement

NOTES 1, 2, 3, 5 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.
NOTE 5: Contains Purchaser's confidential information.
NOTE 6: Contains Vendor's affiliates confidential infomation.

EXHIBIT B

Non-Competition Agreement

NOTES 1, 2, 3, 5 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.
NOTE 5: Contains Purchaser's confidential information.
NOTE 6: Contains Vendor's affiliates confidential infomation.

EXHIBIT C

Transition Services Agreement

NOTES 1, 2, 5 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 5: Contains Purchaser's confidential information.
NOTE 6: Contains Vendor's affiliates confidential infomation.

EXHIBIT D

Working Capital Accounting Principles

NOTES 1, 2, 5 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 5: Contains Purchaser's confidential information.
NOTE 6: Contains Vendor's affiliates confidential infomation.

EXHIBIT E

Form of Release

NOTES 1, 2, 5 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 5: Contains Purchaser's confidential information.
NOTE 6: Contains Vendor's affiliates confidential infomation.

SCHEDULE	NAME
Schedule 4.4	Status of the Vendor and Right to Sell NOTE 2
Schedule 4.6	Capitalization NOTES 1 and 6
Schedule 4.10	Financial Statements NOTES 1, 2 and 6
Schedule 4.11	Undisclosed Liabilities NOTES 2 and 6
Schedule 4.12	Absence of changes and unusual transactions NOTES 2 and 6
Schedule 4.13	Absence of guarantees NOTES 2 and 6
Schedule 4.14
Title to certain assets – Leased Assets, Non-Permitted Encumbrances, Permitted Encumbrances, Information Systems and Information Technology Owned by the Corporation, Assets owned by the Vendor NOTES 2 and 6

Schedule 4.16	Inventories NOTES 2 and 6
Schedule 4.18 (a)	Intellectual Property NOTES 2 and 6
Schedule 4.18 (b)	Intellectual Property NOTES 2 and 6
Schedule 4.18 (c)	Intellectual Property NOTES 2 and 6
Schedule 4.18 (e)	Intellectual Property NOTES 2 and 6
Schedule 4.20	Leased Real Property NOTES 2 and 6
Schedule 4.22	Employment Matters NOTES 2, 4 and 6
Schedule 4.24 (a)	Benefit Plans NOTES 2, 4 and 6
Schedule 4.25	Personal Information NOTES 2 and 6
Schedule 4.26	Insurance NOTES 2 and 6
Schedule 4.27	Contracts NOTES 2 and 6
Schedule 4.28	Litigation NOTES 2 and 6
Schedule 4.29	Tax Matters NOTES 2 and 6
Schedule 4.32	Bank Accounts NOTES 2 and 6
Schedule 4.33	Brokerage commission NOTES 2 and 6
Schedule 4.34	Licenses and Permits NOTES 2 and 6
Schedule 4.35 (a)	Product Liability and Warranty NOTES 2 and 6
Schedule 4.36	Indebtedness NOTES 2 and 6
Schedule 4.37 (a)	Material Customers NOTES 2 and 6
Schedule 4.37 (b)	Material Suppliers NOTES 2 and 6
Schedule 9.6	Inventory owned by the Vendor and used for the repairs and warranty of the products as of August 31, 2010 NOTES 2 and 6

NOTE 1: Contains Vendor's confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 4: Contains confidential employee related information.
NOTE 6: Contains Vendor's affiliates confidential infomation.